UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-54450

CUSIP Number 45841V 109

(Check One) [X] Form 10-K     [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q   [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended:  December 31, 2013

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Interactive Intelligence Group, Inc.

Full Name of Registrant:

N/A

 Former Name if Applicable

7601 Interactive Way

Address of Principal Executive Office (Street and Number)

Indianapolis, IN 46278

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,  Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

We transitioned from accelerated filer status to large accelerated filer status at the end of our 2013 fiscal year.  As a result of this transition, the prescribed due date for our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) decreased from 75 days to 60 days following the end of 2013.  We were unable, without unreasonable effort or expense, to finalize our audited consolidated financial statements as of and for the fiscal year ended December 31, 2013 in time to file our Form 10-K within the 60-day period.  We expect to file the Form 10-K before the fifteenth calendar day following the prescribed due date.  We announced earnings for fiscal year 2013 on January 29, 2014.  We do not expect that the results reflected in the Form 10-K will vary in any material respect from the amounts previously announced.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Stephen R. Head	(317)	872-3000
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Interactive Intelligence Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 4, 2014	By:	/s/ Stephen R. Head Stephen R. Head Chief Financial Officer, Senior Vice President of Finance and Administration, Secretary and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).